UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
FORM 12b-25	0-27444
CUSIP NUMBER
NOTIFICATION OF LATE FILING	836167106

(Check One):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐  Form N-SAR ☐ Form N-CSR

For Period Ended:         December 31, 2005

☐                                    Transition Report on Form 10-K
☐                                    Transition Report on Form 20-F
☐                                    Transition Report on Form 11-K
☐                                    Transition Report on Form 10-Q
☐                                    Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Noting in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I
REGISTRANT INFORMATION

SOURCECORP, Incorporated
Full Name of Registrant

Former Name if Applicable

3232 McKinney Avenue, Suite 1000
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75204
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒                                    (b)         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)          The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in filing of the SOURCECORP, Incorporated (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2005 is primarily attributable to a delay in the completion of management review procedures relating to Section 404 of the Sarbanes-Oxley Act of 2002, which has taken longer than expected.  The Company is in the process of completing the concluding phase of its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2005. The Company has identified certain deficiencies and is in the process of determining whether such deficiencies, in the aggregate, constitute control deficiencies, significant deficiencies or a material weakness as of December 31, 2005. There have been no indications or allegations of fraud related to the these matters.  Matters relating to deficiencies were communicated to Apollo Management, L.P. and its acquisition related affiliates  in connection with the Agreement and Plan of Merger, dated as of March 7, 2006, which was described in the Company’s Current Report on Form 8-K dated March 8, 2006.

The Company expects to file its Annual Report on Form 10-K for the year ended December 31, 2005 on or before March 31, 2006.

PART IV
OTHER INFORMATION

(1)                                  Name and telephone number of person to contact in regard to this notification.

Charles Gilbert (Name)	(214) 740-6500 (Telephone Number with Area Code)

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the fourth quarter of 2005 is expected to be approximately $98.0 million compared to $92.0 million in the prior year. Revenue for calendar year 2005 is expected to be approximately $415.9 million compared to $381.6 million in 2004.

Income (loss) from continuing operations before income taxes for the fourth quarter of 2005 is expected to be a loss of approximately $22.8 million compared to income of $1.0 million in the prior year. Income from continuing operations before income taxes for calendar year 2005 is expected to be approximately $33.1 million compared to $14.3 million in 2004.

Fourth quarter results, as compared to the prior year quarter, were primarily the result of a non-cash goodwill impairment charge of $36.4 million discussed below, income of approximately $8.2 million related to the receipt of a settlement payment that was previously disclosed by press release and Current Report on Form 8-K dated December 28, 2005, lower internal investigation related expenses as compared to the prior year period and year over year earnings improvement in both reportable segments.

Net cash provided by operating activities from continuing operations is expected to be approximately $64.0 million for the year ended December 31, 2005 compared to $29.6 million for 2004. The 2005 cash flow includes approximately $28.2 million in cash received as part of the settlement agreement mentioned above.

In connection with the preparation and review of the Company’s financial statements for its Annual Report on Form 10-K for the year ended December 31, 2005, management concluded that a non-cash goodwill impairment charge of approximately $36.4 million (approximately $31.6 million after tax) was required, which will be recorded in the quarter ended December 31, 2005. The fourth quarter charge relates to the Company’s HealthSERVE reporting unit within the Healthcare, Regulatory and Legal Compliance reportable segment and results from the annual impairment test required for all of our reporting units in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Revised long-term profitability and cash flow forecasts is the primary reason for the goodwill impairment. Recently revised profitability and cash flow projections indicate that the estimated fair value of the HealthSERVE reporting unit is less than its book value, and accordingly the Company’s goodwill is being written down to reflect the revised fair value estimate.

The testing of goodwill for impairment involves a high degree of judgment. Based on our estimates and assumptions underlying the valuation, impairment is determined by estimating the fair value of a reporting unit and comparing that value to the reporting unit’s book value.

This impairment charge does not require current or future cash expenditures and was identified to Apollo Management, L.P. and its acquisition related affiliates prior to the entry into the Agreement and Plan of Merger, dated as of March 7, 2006, which was described in the Company’s Current Report on Form 8-K dated March 8, 2006.

SOURCECORP, Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	CHARLES S. GILBERT
Charles S. Gilbert
Senior Vice President, General Counsel and Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

4